FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated August 11, 2003

Exhibit 2    Material Change Report

NEWS RELEASE - No. 8-03

    August 11, 2003

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 844,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.  SAMEX has agreed to pay a 8% finder's fee (payable as 10,000 units) in relation to the placement of 125,000 of the units.   Four directors of SAMEX are placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX confirms that there are no material changes in the Company that have not previously been announced, though management has recently observed a dramatic shift in market perception and interest concerning gold and silver which appears to be turning investor’s attention to companies mining or exploring for precious metals.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Bolivia and Chile.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued, having been depressed due to manipulation of the US dollar price of gold.   For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a “store of wealth” in favour of “paper wealth” like stocks, bonds, securities, debt instruments, futures, derivatives, and paper currencies.   When confidence in paper assets is shaken again, gold and silver will increase in value as a highly sought-after form of wealth and honest money.  The Company’s objective is to be well-positioned to benefit from increases in the value of gold and silver.

“Jeffrey P. Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SAMEX MINING CORP.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Tel:  (604) 870-9920

Toll Free: 800 828-1488

Fax: (604) 870-9930

August 11, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:   Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.        BC Form 53-901F - Material Change Report; and

2.        Copy of the Company’s News Release dated August 11, 2003.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

August 11, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 11, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has arranged a private placement of 844,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.

Full Description of Material Change

SAMEX has arranged a private placement of 844,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.  SAMEX has agreed to pay a 8% finder's fee (payable as 10,000 units) in relation to the placement of 125,000 of the units.   Four directors of SAMEX are placees for 595,000 units of the private placement.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 11th day of August, 2003.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  August 11, 2003